PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 1000
Houston, TX 77046-1173
713 626 1919
www.invesco.com/us

October 6, 2016

Board of Trustees

Invesco High Income 2023 Target Term Fund

11 Greenway Plaza, Suite 1000

Houston, Texas 77046-1173

Re:	Initial Capital Investment

Ladies and Gentlemen:

We are purchasing shares of the Invesco High Income 2023 Target Term Fund (the “Fund”) for the purpose of providing an initial investment in the Fund in accordance with the requirements of Section 14 of the Investment Company Act of 1940, as amended. The purpose of this letter is to set our understanding of the conditions of and our promises and representations concerning this investment.

We hereby agree to purchase 10,000 common shares of beneficial interest of the Fund (the “Shares”), at a price of $10.00 per Share. We understand that the initial net asset value per Share will be $10.00 and that the Shares are the “initial shares” of the Fund.

We agree to wire the amount of $100,000 to the Fund no later than October 7, 2016 in full payment for the Shares.

We understand that the Shares are characterized as “restricted securities” under the United States securities laws because they are being acquired from the Fund in a transaction not involving a public offering and that under such laws and applicable regulations such Shares may be resold without registration under the Securities Act of 1933 only in certain circumstances. Accordingly, we hereby represent that we are purchasing the Shares solely for our own account and solely for investment purposes without any intent of distributing or reselling the Shares. We understand the Shares cannot be sold or transferred by us unless they are subsequently registered under the Securities Act or unless an exemption from such registration is available.

October 6, 2016

Sincerely yours,

INVESCO ADVISERS, INC.

/S/ Peter Davidson
Peter Davidson
Assistant Secretary

cc:	Mark Gregson